UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40 F ☐

Results of Operations and Financial Condition

On October 22, 2024, Sify Technologies Limited announced its consolidated results under the International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2024-25.

A copy of the press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2024

For Sify Technologies Limited

By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press Release dated October 22, 2024

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